Mail Stop 3561

      July 28, 2005

Keith Andrews
c/o Empire Stock Transfer Inc.
7251 West Lake Mead Blvd, Suite 300
Las Vegas, Nevada  89128

	Re: 	Northern Way Resources, Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed July 15, 2005
		File No. 333-125699

Dear Mr. Andrews:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Offering, page 6
1. We note your response to comment 8 in our letter dated July 6, 2005. Please also revise your disclosure in the "Determination of Offering Price" section to reflect the changes made in response to our comment.

Description of Business, page 21
2. We note your response to comment 21 in our letter dated July 6, 2005. Please revise your disclosure to clarify what constitutes
"exploration work."


River Gold Claim Mineral Property Purchase Agreement, page 22
3. We note your response to comment 22 in our letter dated July 6, 2005. Please revise your registration statement to include your response to this comment.

Note 1 - Nature and Continuance of Operations

4. We have reviewed your response to comment 30 in our letter dated
July 6, 2005. It does not appear you have disclosed that your fiscal year-end is March 31, 2005 in the notes to the financial statements.
Please revise your filing accordingly.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Andrew Blume, Staff Accountant, at (202)
551-
3254 or William Choi, Accounting Branch Chief, at (202) 551-3216, if you have questions regarding comments on the financial statements and related matters. Please contact Howard M. Baik at (202) 551-3317 or me at (202) 551-3725 with any other questions you may have.

								Sincerely,



								H. Christopher Owings
								Assistant Director

cc (via fax):	Keith Andrews
		Fax: (604) 681-2161

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Keith Andrews
Northern Way Resources, Inc.
July 28, 2005
Page 1